Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following are slides comprising a presentation that was given by Alberto Calderon, Chief Commercial Officer, BHP Billiton on November 10, 2008.

Deutsche Bank Mining Conference Alberto Calderon Chief Commercial Officer 10 November 2008

Slide 2
Disclaimer
By reviewing/attending this presentation you agree to be bound by the following conditions.
The directors of BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton") accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied.  To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.  Information about Rio Tinto plc and Rio Tinto
Limited ("Rio Tinto") is based on public information which has not been independently verified.
This presentation is for information purposes only and does not constitute or form part of any offer for sale or issue of any securities or an offer or invitation to purchase or subscribe for any such securities, nor shall it or any part of it be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements).  No offering of securities shall be made into the United
States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.  Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan or Malaysia.  The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.
This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial
Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) have professional experience in matters relating to investments falling within Article
19(5) of the Order or (iii) are outside the United Kingdom (all such persons being referred to as "relevant persons").  This presentation must not be acted on or relied on by persons who are not relevant persons.
Certain statements in this presentation are forward-looking statements (including statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends," "expects," "anticipates," "targets," plans," "estimates" and words of similar import.)  These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.
Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to
Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, and the risk factors discussed in BHP Billiton's and Rio Tinto’s filings with the U.S. Securities and Exchange
Commission ("SEC") (including in Annual Reports on Form 20-F for the most recent fiscal years) which are available at the SEC's website (http://www.sec.gov).  Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this presentation

Slide 3
Disclaimer (continued)
No statement concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.
References in this presentation to “$” are to United States dollars unless otherwise specified.
In connection with the offer and sale of securities BHP Billiton would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders, BHP Billiton has filed with the SEC a Registration
Statement on Form F-4 (the “Registration Statement”), which contains a  preliminary prospectus (the “Prospectus”), and will file additional relevant materials with the SEC.  This communication is not a substitute for the Registration Statement or the Prospectus that BHP Billiton has filed, or any amendments or supplements to those documents BHP Billiton may file, with the SEC.
U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ THE REGISTRATION STATEMENT,
THE PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY
AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders are able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website
(http://www.sec.gov).  Copies of such documents may also be obtained from BHP Billiton without charge.
BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer.  Accordingly, Rio Tinto Limited
shareholders should carefully consider the following:
The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.
You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
Information Relating to the US Offer for Rio Tinto plc
Information for US Holders of Rio Tinto Limited Shares
Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

Slide 4 Agenda Diversity delivers stability and strength China and market economic update Robust pipeline of assets Update on the offer for Rio Tinto

Slide 5 Agenda Diversity delivers stability and strength China and market economic update Robust pipeline of assets Update on the offer for Rio Tinto

Slide 6
Our core strategy sets us apart in our industry
•
Focus on world-class assets that are large, low-cost
and expandable
•
Focus on the extraction of upstream natural
resources
•
Portfolio diversified by commodity, customer and
geography reducing the volatility of cash flows
•
Maintenance of a deep diversified inventory of growth
options
•
Focus on export orientated products
•
Overriding commitment to ethics, safety,
environmental practice and community engagement
•
Employer of choice, and a preferred partner for
countries and customers
Simplicity
Accountability
Effectiveness

Slide 7
Diversity = stability and strength
Underlying EBIT Margin
(a)
(%)
0
10
20
30
40
50
60
70
80
H1 H2 H1 H2 H1 H2 H1 H2 H1 H2 H1 H2 H1 H2
Petroleum
Aluminium
Base Metals
D&SP
SSM
Iron Ore
Manganese
Met Coal
Energy Coal
BHP Billiton
FY2002
FY2003 FY2004
FY2005
FY2006
FY2007 FY2008
(a)       FY2002 to FY2005 are calculated under UKGAAP. Subsequent periods are calculated under IFRS.
           All periods exclude third party trading activities.

Slide 8
Strong cash flow - delivering value to shareholders
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000
18,000
20,000
H1 H2
0
1,500
3,000
4,500
6,000
7,500
9,000
Available Cash Flow
(US$m)
Organic Growth
(a)
(US$m)
Return to Shareholders
(b)
(US$m)
Note: FY2005 to FY2008 have been calculated on the basis of the IFRS. Prior periods have been calculated on the basis of UKGAAP.
FY2007 and FY2008 cashflow reflects proportional consolidation of joint ventures.
(a) Includes capital and exploration expenditures (exclude acquisitions).
(b) Includes dividends paid and share buy-backs.
0
1,500
3,000
4,500
6,000
7,500
9,000

Slide 9
The portfolio effect - financial strength
Note: Underlying EBITDA interest cover based on net interest.
33.6x
43.6x
49.4x
0
10,000
20,000
30,000
40,000
FY2006 FY2007 FY2008
0
10
20
30
40
50
60
Net Debt (US$m)
Underlying EBITDA interest cover
Net Debt
(US$m)
Underlying EBITDA / Interest Cover

Slide 10 Agenda Diversity delivers stability and strength China and market economic update Robust pipeline of assets Update on the offer for Rio Tinto

Slide 11
China. Slowing, but still growing.
• Growth deceleration to 9% in
3Q08 – sixth consecutive quarter
of slowing growth
• Full year growth between 9 and
9.5% (growth would have to fall
below 7% in 4Q08 to
compromise this)
• Growth will continue to slow in
1H09 before beginning weak
recovery
• IMF expect Chinese GDP for
2009 to be 8.5%
Gross domestic production
(% growth, constant 2006 US$)
-2
0
2
4
6
8
10
12
14
2007 2008 2009F 2010F 2011F 2012F 2013F
Source: IMF World Economic Indicators, October / November 2008
China
Emerging and
developing
economies
World
Advanced
economies

Slide 12
China macro environment
• Inflation, margin squeeze, credit restrictions, &
external slowdown have curbed growth since
mid-2007
• Olympic closures and security restrictions had
marginal effect
• Domestic consumption, investment, and
infrastructure construction growth remain at near
record highs
• Macro indicators generally remain healthy though at
micro level pockets of distress exist due to
overcapacity, especially for marginal producers
dependent on credit

Slide 13 Agenda Diversity delivers stability and strength China and market economic update Robust pipeline of assets Update on the offer for Rio Tinto

Escondida SxEw
Escondida
Olympic Dam

bhpbilliton
resourcing the future

Slide 14
World class assets contribute volumes and returns through
the cycle
Copper cash operating costs
(US$/t)
Iron ore cash operating costs
(US$/dmt)
Metallurgical coal FOB cash operating costs
(CY2007, US$/t)
Oil and gas cash operating costs
(US$/boe)
Average Canadian
cost position (all suppliers)
0
20
40
60
80
0
50 100 150 200 250
Volume (mt)
BMA/BMC/BHP Billiton operations
Note: Iron ore cash operating cost: as per CRU and BHP Billiton analysis. Metallurgical coal cash operating costs: Copyright Barlow Jonker. Not to be used in any third party
documentation. Copper cash operating costs: as per CRU.   Oil and gas cash operating costs: peer group includes Anadarko, Apache, Devon, Hess, Murphy, Noble,
Talisman and Woodside;
Source: BHP Billiton, John C. Herold Inc and Annual Reports.
100 200 300 400 500 600 700 800 900 1,000 0
140
120
80
40
0
BHP Billiton WA Iron Ore Weighted
Average Cost Delivered to Asia
2007
Delivered
2008
Delivered
Cumulative production (mt)
2005 2006 2007 1H08
0
5
10
15
20
25
Peers
Cumulative production (kt)
0 2,000 4,000 6,000 8,000 10,000 12,000 14,000
4,000
3,000
2,000
1,000
0

Slide 15
Strength to invest through the cycle
• Strong balance sheet and cashflow provides
ability to invest across the cycle
• Investing in growth today does not deliver
immediate volume to the market.  It can
deliver future volume in to healthier markets
• Focus remains on lower capital higher
returning brownfield expansions of assets at
the bottom end of the cost curve
• Quality energy portfolio provides growth
opportunity in high margin business
• All projects need to meet hurdle rates of
return based on long term prices, not near
term volatility
% of growth CY2007-2012
(a)
(Estimated & unrisked)
45%
37%
18%
Steelmaking
Materials
Energy
Non-Ferrous
Expected production growth by project type
(a)(b)
(Copper equivalent tonnes, CY2007-CY2012)
Greenfield
Note:
(a) Growth in production volumes on a copper equivalent units basis between CY2007 and CY2012 calculated using BHP Billiton estimates for BHP Billiton production.
Production volumes exclude BHP  Billiton’s Specialty Products operation and all bauxite production. All energy coal businesses are included. Alumina volumes reflect only tonnes available for external sale. Conversion of production forecasts to copper equivalent units completed using long term consensus price forecasts, plus
BHP Billiton assumptions for diamonds, domestic coal and manganese. Prices as at July 2008. All periods exclude third party trading activities.
(b) Brownfield includes growth from existing operations as at 31-Dec-2007, as well as expansions and additional developments of, or around those assets.
87%
13%
Brownfield

Slide 16
Strength to invest through the cycle – Spence a case Study
• Having the ability to invest in commodity cycle downturns results in the ability to deliver future production in to more robust markets
• The decision to invest in Spence was taken in October 2004 when the copper price was around $1.50/lb
• First production occurred in December 2006 (copper price at $3.00/lb).  Since then
Spence has produced c254kt of copper at an average price of c$3.35/lb
Copper price
(US$/lb)
0.00
0.50
1.00
1.50
2.00
2.50
3.00
3.50
4.00
4.50
Jan-96 Jun-97 Nov-98 Apr-00 Sep-01 Feb-03 Jul-04 Dec-05 May-07 Oct-08
Exploration and development work
Spence
discovered
Pre-feasibility
study completed
Feasibility study
complete &
Project Execution
First
Cathode

Slide 17 Agenda Diversity delivers stability and strength China and market economic update Robust pipeline of assets Update on the offer for Rio Tinto

Slide 18
Keys to unlocking value
Optimising mineral basin positions and infrastructure
– Lower cost, more efficient production
– Unlocking volume through matching reserves with infrastructure
Enhanced platform for future growth
– Deployment of scarce resources to highest value opportunities
– Greater ability to develop the next generation of large scale projects in new geographies
– Better positioned as partner of choice with governments and stakeholders
– Efficient exploration and infrastructure development
Unique synergies and combination benefits
– Economies of scale – especially procurement
– Avoid duplication, reduce corporate and divisional non-operating costs
– Accelerate tonnage delivered to market
1
3
2

Slide 19
3.4:1 offer represents compelling value
Rio Tinto vs BHP Billiton historical share exchange ratio
2.2
2.4
2.6
2.8
3.0
3.2
3.4
3.6
Jul-2007 Sep-2007 Nov-2007 Jan-2008 Mar-2008 May-2008 Jun-2008 Aug-2008 Oct-2008
Pre approach fair value exchange ratio
BHP Billiton Offer
Source: Datastream (as at 4-Nov-2008).
Note: Exchange ratio assumes 100% BHP Billiton Ltd shares for each Rio Tinto Ltd share and BHP Billiton shares for each Rio Tinto plc share consisting of 80% BHP Billiton Plc shares and 20% BHP Billiton Ltd shares.  2.4 fair value exchange ratio represents average for period between Rio Tinto offer for Alcan (12-Jul-2007) and BHP Billiton approach to
Rio Tinto Board (1-Nov-2007).

Slide 20
Combination is about reducing risk, not increasing it
• Increased size does not mean increased complexity – simplicity of the business model remains key
• Operating as one company results in:
– More diversified asset portfolio, lower risk
– An enhanced portfolio of growth opportunities
– Greater ability to develop the next generation of large scale projects in new geographies
– Operating and capital cost efficiencies
– Quantifiable synergies of US$3.7bn per annum (a)
• Key management positions will be filled by drawing on the best of both management teams
• High share price correlation means similar portfolio concentration, whether the companies are combined or separate
Note:
(a) Estimated incremental EBITDA (nominal) based on publicly available information. To be read in conjunction with the notes in Appendix IV of BHP Billiton’s announcement dated
6-Feb-2008. Full run rate synergies expected in the seventh full year following completion.

Slide 21
Indicative timetable for the offer
Jan
2009 2008 Offer Period
Event
Jul Aug Sep Oct Nov Dec
Day 0
(a)
Day 60 Post Day 60
Regulatory Approvals
Satisfaction of regulatory approval
pre-conditions
Offer Documentation
Posting of offer documents for Rio Tinto plc offer
and Rio Tinto Ltd offer to shareholders
Offer Fulfilment
Last date for fulfilment of greater than 50%
minimum acceptance condition in both the Rio Tinto
plc and Rio Tinto Ltd offers
Post Day 60
If minimum acceptance conditions are
met – offer continues.  (i.e. in order to receive
sufficient acceptances to enable compulsory
acquisition)
Notes:
a) Date for Day 0 may fall in 2008 or 2009. Timetable is indicative only.
(within 28 days of the
pre conditions being
satisfied)

Slide 22
Summary – Our Expectations
• Financial market volatility and economic uncertainty
to continue in the short-term
• China, India and other developing economies to
continue to drive demand for commodities in the
long-term
• Our diversified portfolio of low cost, high quality
assets places us at a competitive advantage
• Our balance sheet and strong cash flow are a
significant advantage.  They provide the ability to
invest and grow through the cycle
• BHP Billiton is working towards completing the
regulatory review process for the Rio Tinto offer
by early 2009
• We believe our offer is compelling for Rio Tinto
shareholders, and value enhancing for BHP Billiton
shareholders
Cannington